August 27, 2013

BY EDGAR

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orthofix International N.V.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 1, 2013

Form 8-K filed July 30, 2013

SEC File No. 0-19961

Dear Mr. James:

Set forth below are the responses of Orthofix International N.V. (the “Company”) to the staff’s follow-up letter of comment, dated July 30, 2013 (the “Comment Letter”), relating to disclosures in the Company’s Current Report on Form 8-K dated July 29, 2013. For convenience of reference, each paragraph below is numbered to correspond to the numbered comment set forth in the Comment Letter.

Form 8-K dated July 29, 2013

1.	We note that your Audit Committee has commenced an independent review into matters relating to revenue recognition for prior periods. Please clearly describe to us the matters being investigated and the circumstances that led to the investigation. In addition, please discuss for us your consideration of your obligations under Item 4.02 of Form 8-K.

Mr. Martin James

August 27, 2013

Response:

Beginning in or about the end of the fiscal quarter ended June 30, 2013 (the “2013 Second Quarter”), the Company was compiling financial information from throughout the business for the quarter close, and the Company’s internal finance department was preparing an initial draft of its earnings release for such period based on the initial “roll-up” of results. As part of this process, the Company’s internal finance department was in routine contact with the Company’s independent registered public accounting firm, Ernst & Young LLP (“Ernst & Young”), regarding Ernst & Young’s review of these results.

In the course of its review of preliminary results and related issues, including the status of outstanding accounts receivable amounts and a return transaction that was consummated in June 2013, the Company’s internal finance department, in consultation with Ernst & Young, focused attention on certain sales transactions that had occurred in prior periods. As part of this process, certain documentation related to such transactions was identified, and such information raised certain questions regarding whether the Company’s original accounting treatment of such transactions had been correct.

During the week of July 21, 2013, the Company’s internal finance department continued to evaluate the foregoing matters, including identifying and reviewing additional documentation, and considered what additional analysis would be required to be able to timely release the Company’s second quarter earnings, scheduled for July 31, 2013, and/or to timely file with the Securities and Exchange Commission (the “SEC”) the Company’s quarterly report on Form 10-Q for the 2013 Fiscal Quarter (the “2013 Second Quarter Form 10-Q”) on or before August 9, 2013. As part of this process, the Company’s internal finance department briefed and consulted with Ernst & Young, members of the audit committee (the “Audit Committee”) of the Company’s board of directors (the “Board”), and members of the Company’s senior management.

On July 26, 2013, members of the Company’s senior management and the Audit Committee Chair, after consultation with Ernst & Young and the Company’s outside counsel, reached the conclusion that the Audit Committee should commence an independent review of these matters, with an understanding that such an independent review would likely require that the Company delay the release of the Company’s earnings results for the 2013 Second Quarter and file a Form 12b-25 with the SEC in connection with the 2013 Second Quarter Form 10-Q. When considering these matters, the parties involved also discussed the Company’s obligations under Item 4.02 of Form 8-K.

Mr. Martin James

August 27, 2013

On July 27, 2013, the Board was briefed by the Audit Committee and members of the Company’s senior management regarding the status of the foregoing matters, including that the Audit Committee members believed that an independent review by the Audit Committee should commence, and that the Company would therefore likely need to postpone the release of earnings results for the 2013 Second Quarter and the filing of the 2013 Second Quarter Form 10-Q. The Board concurred with the Audit Committee’s proposed course of action. At such meeting, the Board also discussed the Company’s obligations under Item 4.02 of Form 8-K, which topic also had been under consideration by the Company’s senior management, in consultation with Ernst & Young and the Audit Committee Chair as discussed above.

On July 29, 2013, the Audit Committee met and, among other things, considered whether, based on the preliminary information known to date, a non-reliance conclusion with respect to any previously issued financial statements of the Company was warranted pursuant to Item 4.02 of Form 8-K. After review and discussion, including consultation with members of the Company’s senior management and Ernst & Young, the Audit Committee determined that it did not have sufficient information at such time to conclude that any of the Company’s prior financial statements should not be relied upon. At that time, the Audit Committee also determined to continue its review in an effort to obtain additional information regarding the extent to which previously issued financial statements included errors, and whether such errors were material. Also on July 29, 2013, the Company initiated contact with the Division of Enforcement of the SEC (the “SEC Enforcement Staff”) to notify the SEC Enforcement Staff regarding the existence of the Audit Committee’s review, and that the Company intended to file a press release and current report on Form 8-K that evening regarding these matters.

During the period between July 29, 2013 and August 5, 2013, members of the Company’s senior management and the Audit Committee, with the assistance of outside professionals, continued to review the foregoing matters, and continued to assess the Company’s obligations under Item 4.02 of Form 8-K. As part of this process, outside professionals engaged by the Audit Committee held discussions with Company personnel and continued to review relevant documents. In addition, the Company, in conjunction with outside professional engaged by the Audit Committee, continued to review and analyze information regarding these matters. Also, in connection with the foregoing, Company personnel, in coordination with outside professionals assisting the Audit Committee, considered issues of materiality in relation to potential financial statement errors that had been identified.

On August 5, 2013, the Audit Committee met to discuss the status of the independent review. At such meeting the Audit Committee considered information derived from the review in process, consulted with senior management and Ernst & Young as to such matters, and concluded that certain revenues recognized during 2011 and 2012, upon

Mr. Martin James

August 27, 2013

further evaluation, should not have been recognized or should not have been recognized during the periods in which they were recognized and that such amounts were material with respect to the relevant periods. As a result of the foregoing, the Audit Committee then concluded, again in consultation with members of the Company’s senior management and Ernst & Young, that pursuant to Item 4.02 of Form 8-K the Company’s previously issued consolidated financial statements as of and for the fiscal years ended December 31, 2011 and December 31, 2012 (as well as the interim quarterly periods within such years), as well as for the interim quarterly period ended March 31, 2013, should no longer be relied upon. On August 6, 2013, the Board met and, among other things, ratified the foregoing conclusion by the Audit Committee, and on such evening (after 5:30 p.m. Eastern time), the Company filed a Form 8-K reporting such conclusion pursuant to Item 4.02 of Form 8-K.

The Company (including through the Board and the Audit Committee) continues to periodically assess the Company’s obligations under Item 4.02 of Form 8-K in connection with the Audit Committee’s independent review of the foregoing and other matters.

* * * * * * * *

If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (214) 937-2599. Thank you for your assistance.

Sincerely,

/s/ Emily Buxton

Emily Buxton
Chief Financial Officer
Orthofix International N.V.

Cc:	David Burton, Staff Accountant

Kate Tillan, Assistant Chief Accountant